Exhibit 99.1

So-Young Reports Unaudited Third Quarter 2023 Financial Results

BEIJING, China, Nov. 20, 2023 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights

•	Total revenues were RMB385.3 million (US$52.8 million1), an increase of 19.2% from RMB323.3 million in the same period of 2022, in line with previous guidance.

•	Net income attributable to So-Young was RMB18.3 million (US$2.5 million), compared with net income attributable to So-Young of RMB2.3 million in the third quarter of 2022.

•	Non-GAAP net income attributable to So-Young[2] was RMB9.5 million (US$1.3 million), compared with non-GAAP net income attributable to So-Young of RMB9.9 million in the same period of 2022.

Third Quarter 2023 Operational Highlights

•	Average mobile MAUs were 3.1 million, compared with 3.9 million in the third quarter of 2022.

•	Number of medical service providers subscribing to information services on So-Young’s platform were 1,397, compared with 1,704 in the third quarter of 2022.

•	Total number of users purchasing were 146.3 thousand while the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB530.4 million.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “Our business remained resilient and delivered solid financial and operational results during the quarter despite macroeconomic headwinds and the effects of seasonality. Total revenues were RMB385.3 million, an increase of 19.2% year-over-year and in line with our previous guidance. While our existing POP business and So-Young Prime continue to make solid progress, our supply chain business really stood out during the quarter as we ramp up investment into it. During the quarter, revenue from our supply chain business was RMB75.2 million, accounting for 19.5% of total revenue and increasingly contributing to our bottom line. Looking ahead, we will push ahead with our strategic transformation and strengthen synergies between our business segments to solidify our leadership position.”

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “Our profitability continued to improve thanks to effective cost controls and our focus on driving high-quality growth. Net income attributable to So-Young International Inc. was RMB18.3 million, compared with RMB2.3 million in the same period last year. With a solid platform to sustainably build off of now firmly in place, we are confidently allocating more resources towards high-quality growth ventures such as So-Young Prime and our supply chain business to take advantage of these opportunities and keep a healthy cash reserve and further improve our financial performance.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB 7.2960 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on September 29, 2023.

2 Non-GAAP net income/(loss) attributable to So-Young is defined as net income/(loss) attributable to So-Young International Inc. excluding share-based compensation expenses attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Third Quarter 2023 Financial Results

Revenues

Total revenues were RMB385.3 million (US$52.8 million), an increase of 19.2% from RMB323.3 million in the same period of 2022. The increase was primarily due to the increase in revenues generated by So-Young Prime and sales of medical products.

•	Information services and other revenues were RMB285.9 million (US$39.2 million), an increase of 24.1% from RMB230.5 million in the same period of 2022. The increase was primarily due to an increase in revenues generated by So-Young Prime.

•	Reservation services revenues were RMB24.1 million (US$3.3 million), a decrease of 18.8% from RMB29.7 million in the same period of 2022. The decrease was primarily due to the operating strategy which gave higher subsidies to end users.

•	Sales of medical products and maintenance services[3] revenues were RMB75.2 million (US$10.3 million), an increase of 19.2% from RMB63.1 million in the same period of 2022, primarily due to an increase in sales of cosmetic injectables.

Cost of Revenues4

Cost of revenues were RMB142.6 million (US$19.5 million), an increase of 51.7% from RMB94.0 million in the third quarter of 2022. The increase was primarily due to an increase in costs associated with So-Young Prime. Cost of revenues included share-based compensation expenses of RMB0.4 million (US$0.1 million) during the third quarter of 2023, compared with RMB2.0 million in the corresponding period of 2022.

•	Cost of services and others were RMB103.5 million (US$14.2 million), an increase of 74.2% from RMB59.4 million in the third quarter of 2022. The increase was primarily due to an increase in costs associated with So-Young Prime.

•	Cost of medical products sold and maintenance services were RMB39.1 million (US$5.4 million), an increase of 13.0% from RMB34.6 million in the third quarter of 2022. The increase was primarily due to an increase in costs associated with the sales of cosmetic injectables.

Operating Expenses

Total operating expenses were RMB244.7 million (US$33.5 million), an increase of 3.4% from RMB236.6 million in the third quarter of 2022.

3 In the first nine months of 2023, in light of the better monitoring business development of upstream supply chain, the Company grouped the revenue generated from sales of cosmetic injectables and sales of equipment and maintenance services into one line item, which is renamed as sales of medical products and maintenance services.

The sale of cosmetic injectables was previously reported in line item of information services and others. The information services and others for prior periods and the nine months period ended September 30, 2022 have also been retrospectively updated. The amount reclassified from information services and others to sales of medical products and maintenance services are RMB5.2 million for the third quarter of 2022 and RMB16.0 million for the first nine months of 2022.

4 In the first nine months of 2023, the previous line item cost of revenues was separated into two line items, which are cost of medical products sold and maintenance services and cost of services and others. Cost of medical products sold and maintenance services primarily consists of expenditures relating to medical products and maintenance services, and the remaining cost of revenues is reclassified into cost of services and others. The cost of medical products sold and maintenance services and cost of services and others for prior periods and the first nine months of 2022 have also been retrospectively reclassified.

•	Sales and marketing expenses were RMB143.8 million (US$19.7 million), an increase of 15.3% from RMB124.8 million in the third quarter of 2022. The increase was primarily due to an increase in expenses associated with branding and user acquisition activities. Sales and marketing expenses for the third quarter of 2023 included share-based compensation expenses of RMB0.5 million (US$0.1 million), compared with RMB0.7 million in the corresponding period of 2022.

•	General and administrative expenses were RMB50.2 million (US$6.9 million), a decrease of 16.0% from RMB59.8 million in the third quarter of 2022. The change was primarily due to the reversal of share-based compensation expenses, partially offset by an increase in payroll costs associated with the expansion of administrative employees to support our business upgrade and new strategic businesses. General and administrative expenses for the third quarter of 2023 included the reversal of share-based compensation expenses of RMB11.2 million (US$1.5 million), compared with share-based compensation expenses of RMB4.5 million in the corresponding period of 2022.

•	Research and development expenses were RMB50.6 million (US$6.9 million), a decrease of 2.7% from RMB52.0 million in the third quarter of 2022. The decrease was primarily attributable to improvements in staff efficiency. Research and development expenses for the third quarter of 2023 included share-based compensation expenses of RMB1.5 million (US$0.2 million), compared with RMB0.4 million in the corresponding period of 2022.

Income Tax Benefits

Income tax benefits were RMB2.2 million (US$0.3 million), compared with income tax benefits of RMB16.5 million in the same period of 2022.

Net Income/(loss) Attributable to So-Young International Inc.

Net income attributable to So-Young International Inc. was RMB18.3 million (US$2.5 million), compared with a net income attributable to So-Young International Inc. of RMB2.3 million in the third quarter of 2022.

Non-GAAP Net Income/(loss) Attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc. was RMB9.5 million (US$1.3 million), compared with RMB9.9 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2022.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.18 (US$0.02) and RMB0.18 (US$0.02), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.02 and RMB0.02, respectively, in the same period of 2022.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of September 30, 2023, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,405.4 million (US$192.6 million), compared with RMB1,585.3 million as of December 31, 2022.

Business Outlook

For the fourth quarter of 2023, So-Young expects total revenues to be between RMB380.0 million (US$52.1 million) and RMB400.0 million (US$54.8 million), representing a 16.9% to 23.0% increase from the same period in 2022. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses from loss from operations and net income/(loss) attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young's management will hold an earnings conference call on Monday, November 20, 2023, at 7:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 27, 2023. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	8166313

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	694,420	438,604	60,116
Restricted cash and term deposits	14,908	15,890	2,178
Trade receivables	36,006	62,338	8,544
Inventories, net	120,480	115,176	15,786
Receivables from online payment platforms	14,787	32,067	4,395
Amounts due from related parties	33,382	21,099	2,892
Term deposits and short-term investments	875,955	950,860	130,326
Prepayment and other current assets	126,889	182,261	24,981
Total current assets	1,916,827	1,818,295	249,218
Non-current assets:
Long-term investments	227,959	252,371	34,590
Intangible assets	169,280	151,160	20,718
Goodwill	540,693	540,693	74,108
Property and equipment, net	116,184	111,912	15,339
Deferred tax assets	64,739	66,855	9,163
Operating lease right-of-use assets	62,898	36,949	5,064
Other non-current assets	99,293	154,166	21,130
Total non-current assets	1,281,046	1,314,106	180,112
Total assets	3,197,873	3,132,401	429,330

Liabilities
Current liabilities:
Taxes payable	74,580	62,082	8,509
Contract liabilities	110,159	113,768	15,593
Salary and welfare payables	72,532	75,223	10,310
Amounts due to related parties	5,895	765	105
Accrued expenses and other current liabilities	224,589	273,923	37,545
Operating lease liabilities-current	50,285	32,726	4,485
Total current liabilities	538,040	558,487	76,547
Non-current liabilities:
Operating lease liabilities-non current	20,972	5,806	796
Deferred tax liabilities	30,993	25,603	3,509
Other non-current liabilities	—	1,025	140
Total non-current liabilities	51,965	32,434	4,445
Total liabilities	590,005	590,921	80,992

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

Shareholders’ equity
Treasury stock	(232,835)	(354,278)	(48,558)
Class A Ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2022 and September 30, 2023; 73,065,987 and 68,843,320 shares issued and outstanding as of December 31, 2022, 73,561,708 and 63,742,584 shares issued and outstanding as of September 30, 2023, respectively)	236	237	32
Class B Ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2022 and September 30, 2023; 12,000,000 shares issued and outstanding as of December 31, 2022 and September 30, 2023)	37	37	5
Additional paid-in capital	3,043,971	3,062,624	419,768
Statutory reserves	29,027	29,027	3,978
Accumulated deficit	(346,618)	(342,839)	(46,990)
Accumulated other comprehensive income	4,107	31,210	4,278
Total So-Young International Inc. shareholders’ equity	2,497,925	2,426,018	332,513
Non-controlling interests	109,943	115,462	15,825
Total shareholders’ equity	2,607,868	2,541,480	348,338
Total liabilities and shareholders’ equity	3,197,873	3,132,401	429,330

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Information services and others	230,478	285,937	39,191	638,623	795,100	108,978
Reservation services	29,733	24,140	3,309	102,702	80,724	11,064
Sales of medical products and maintenance services	63,092	75,217	10,309	191,403	231,639	31,749
Total revenues	323,303	385,294	52,809	932,728	1,107,463	151,791
Cost of revenues:
Cost of services and others	(59,405)	(103,484)	(14,184)	(199,328)	(291,503)	(39,954)
Cost of medical products sold and maintenance services	(34,623)	(39,119)	(5,362)	(105,762)	(115,199)	(15,789)
Total cost of revenues	(94,028)	(142,603)	(19,546)	(305,090)	(406,702)	(55,743)
Gross profit	229,275	242,691	33,263	627,638	700,761	96,048
Operating expenses:
Sales and marketing expenses	(124,781)	(143,844)	(19,715)	(373,734)	(394,276)	(54,040)
General and administrative expenses	(59,847)	(50,242)	(6,886)	(187,033)	(204,097)	(27,974)
Research and development expenses	(51,998)	(50,597)	(6,935)	(194,021)	(158,531)	(21,728)
Total operating expenses	(236,626)	(244,683)	(33,536)	(754,788)	(756,904)	(103,742)
Loss from operations	(7,351)	(1,992)	(273)	(127,150)	(56,143)	(7,694)
Other income/(expenses):
Investment income	493	647	89	3,997	10,869	1,490
Interest income	10,061	12,130	1,663	18,607	38,023	5,211
Exchange gain/(losses)	24	103	14	(515)	(1,051)	(144)
Impairment of long-term investment	(7,945)	—	—	(7,945)	—	—
Share of losses of equity method investee	(9,106)	(3,822)	(524)	(11,008)	(10,692)	(1,465)
Others, net	(781)	9,887	1,355	7,600	18,474	2,532
(Loss)/income before tax	(14,605)	16,953	2,324	(116,414)	(520)	(70)
Income tax benefits	16,486	2,191	300	18,542	7,240	992
Net income/(loss)	1,881	19,144	2,624	(97,872)	6,720	922
Net loss/(income) attributable to noncontrolling interests	429	(839)	(115)	1,045	(2,941)	(403)
Net income/(loss) attributable to So-Young International Inc.	2,310	18,305	2,509	(96,827)	3,779	519

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net earnings/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.03	0.24	0.03	(1.17)	0.05	0.01
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.03	0.24	0.03	(1.17)	0.05	0.01
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.02	0.18	0.02	(0.90)	0.04	0.01
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.02	0.18	0.02	(0.90)	0.04	0.01
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	82,946,796	76,842,709	76,842,709	82,578,596	78,001,149	78,001,149
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	83,027,281	77,210,781	77,210,781	82,578,596	78,402,636	78,402,636

Share-based compensation expenses included in:
Cost of services and others	(2,007)	(418)	(57)	(7,303)	(1,635)	(224)
Sales and marketing expenses	(670)	(533)	(73)	(6,342)	(2,850)	(391)
General and administrative expenses	(4,521)	11,164	1,530	(14,684)	(10,400)	(1,425)
Research and development expenses	(428)	(1,454)	(199)	(7,498)	(3,636)	(498)

* Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
GAAP loss from operations	(7,351)	(1,992)	(273)	(127,150)	(56,143)	(7,694)
Add back: Share-based compensation expenses	7,626	(8,759)	(1,201)	35,827	18,521	2,538
Non-GAAP income/(loss) from operations	275	(10,751)	(1,474)	(91,323)	(37,622)	(5,156)

GAAP net income/(loss) attributable to So-Young International Inc.	2,310	18,305	2,509	(96,827)	3,779	519
Add back: Share-based compensation expenses	7,626	(8,759)	(1,201)	35,827	18,521	2,538
Non-GAAP net income/(loss) attributable to So-Young International Inc.	9,936	9,546	1,308	(61,000)	22,300	3,057